SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number: 001-13382

KINROSS GOLD CORPORATION

(Translation of registrant's name into English)

17th Floor, 25 York Street

Toronto, Ontario M5J 2V5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

This Current Report on Form 6-K, dated February 14, 2024, is being furnished for the sole purpose of providing a copy of the Consolidated Financial Statements and Management’s Discussion and Analysis for the year ended December 31, 2023.

This current report is specifically incorporated by reference into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824 filed on April 19, 2012, Registration No. 333-217099 filed on April 3, 2017 and Registration No. 333-262966 filed on February 24, 2022).

EXHIBITS

Exhibit No.	Description
99.1	Kinross Gold Corporation Management’s Discussion and Analysis for the year ended December 31, 2023
99.2	Audited Consolidated Financial Statements of Kinross Gold Corporation as at December 31, 2023 and December 31, 2022 and for the years then ended, together with the reports of the independent registered public accounting firm of Kinross Gold Corporation
99.3	Consent of KPMG LLP

SIGNATURES

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINROSS GOLD CORPORATION
By:	/s/ Kar Ng
Name:	Kar Ng
Title:	Vice-President, Finance

Date:	February 14, 2024